4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE COMPLETES US$25 MILLION FINANCING

WINNIPEG, Manitoba - (September 24, 2007) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that it closed its previously announced financing agreement with Elliott Associates, L.P. ("Elliott"), raising total gross proceeds of US$25 million.

Under the terms of the final agreement, Birmingham Associates Ltd., an affiliate of Elliott Associates, will provide Medicure with an upfront cash payment of US$25 million. Elliott will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue or MC-1, if approved until May 31, 2020. Elliott will also receive the option to convert its return based on AGGRASTAT® to a return based on MC-1 sales within six months after MC-1's commercialization, if achieved.

"We are pleased to have worked with Medicure to construct a financing structure that provides the necessary capital to complete the Phase 3 MEND-CABG II study of MC-1,” stated Elliott’s Senior Technology Analyst, Jesse A. Cohn. "Medicure has developed an impressive cardiovascular pipeline, and this transaction allows Elliott to participate in the growth opportunity of AGGRASTAT® and MC-1, if approved.”

The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7% on the first US$75 Million in MC-1 annual revenues and 3% thereafter.

The proceeds of this transaction will be used to fund the ongoing research and development of MC-1 and the sales and marketing efforts for AGGRASTAT®. As part of this transaction, Medicure has also amended the terms of its existing US$13.9 million term loan facility, which includes the immediate payment of US$1.9 million in principal, with the balance cash collateralized. In addition, Medicure has deferred further monthly principal payments on the facility for a minimum period of one year from the date of the final agreement.

Leerink Swann served as Lead Advisor on the transaction.

Medicure anticipates that the previously announced private placement component of the agreement will close later this month.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track Designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

About Elliott Associates, L.P.
Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $8 billion of capital under management as of August 1, 2007. Founded in 1977, Elliott Associates is one of the oldest funds of its kind under continuous management. The Elliott funds' investors include large institutions, high-net-worth individuals and families, and employees of the firm.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com